                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 4)

                         ------------------------------

                           RAYTEL MEDICAL CORPORATION
                            (Name of Subject Company)

                         ------------------------------

                       SHL TELEMEDICINE ACQUISITION CORP.
          an indirect wholly-owned subsidiary of SHL TeleMedicine Ltd.
                                       and
                              SHL TELEMEDICINE LTD.
                      (Name of Filing Persons -- Offerors)

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                         ------------------------------

                                    755107109
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                                  Erez Nachtomy
                              SHL TeleMedicine Ltd.
                               90 Igal Alon Street
                             Tel Aviv, Israel 67891
                                + 972-3-561-2212
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

                         ------------------------------

                                   Copies to:
                            Andrew C. Freedman, Esq.
                              Roy L. Goldman, Esq.
                             Steven I. Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000

                            CALCULATION OF FILING FEE
================================================================================
 Transaction Valuation*                              Amount of Filing Fee**
--------------------------------------------------------------------------------
     $32,568,606.25                                        $6,513.73
================================================================================

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* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based upon (a) $10.25 multiplied by (b) 3,177,425, representing the aggregate number of shares of Raytel Medical Corporation Common Stock outstanding as of February 7, 2002, plus the maximum number of shares expected to be issued pursuant to outstanding options and Raytel's Employee Stock Purchase Plan prior to the date the offer is expected to be consummated.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $6,513.73               Filing Party:  SHL TeleMedicine Acquisition Corp.
Form or Registration No.:  SC-TO-T (005-44873)     Date Filed:    February 22, 2002

         / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/  third-party tender offer subject to Rule 14d-1.

         / /  issuer tender offer subject to Rule 13e-4.

         / /  going-private transaction subject to Rule 13e-3.

         / /  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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         This Amendment No. 4 amends and supplements the Tender Offer
Statement on Schedule TO initially filed on February 22, 2002 (as amended, this "Schedule TO") by SHL TeleMedicine Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect-wholly owned subsidiary of SHL TeleMedicine Ltd., an Israeli corporation ("SHL"), and SHL relating to the third-party tender offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.001 per share, of Raytel Medical Corporation, a Delaware corporation ("Raytel"), including the associated rights to purchase the Series A Preferred Stock issued pursuant to the Rights Agreement, dated as of August 14, 1998, by and between Raytel and BankBoston, N.A., as Rights Agent (together, the "Shares"), at a purchase price of $10.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment No. 4 is being filed on behalf of the Purchaser and SHL. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

ITEM 7

         Item 7 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended to restate the paragraph under Section 10 ("Source and Amount of Funds") of the Offer to Purchase in full as follows:

         "The Purchaser's obligation to purchase Shares under the Offer is not conditioned on any financing arrangements or subject to any financing condition. SHL and the Purchaser estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $35.1 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through capital contributions or loans that will be made by SHL, either directly or through one or more wholly-owned subsidiaries of SHL, to the Purchaser. Upon consideration of its desired long-term capital structure, SHL has determined to use borrowings, to the extent available, rather than cash on hand to provide a portion of the necessary funds for the transaction.

         SHL TeleMedicine North America, Inc., the sole stockholder of Purchaser and an indirect wholly-owned subsidiary of SHL, is currently finalizing arrangements to borrow approximately $24 million from Bank Leumi USA. It is anticipated that the loan will bear interest at LIBOR (six month) plus a margin to be agreed upon, will mature 24 months after closing and will be unsecured. The loan agreement is expected to contain customary representations, warranties and covenants. SHL TeleMedicine North America will make available the proceeds of this loan to Purchaser, including by way of a loan.

         In the event the financing from Bank Leumi USA is not available prior to the closing, SHL plans to make the necessary funds available to Purchaser from available cash and working capital. SHL currently has cash on hand of approximately $60 million."



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            SHL TELEMEDICINE
                                            ACQUISITION CORP.


                                            By: /s/ YARIV ALROY
                                                --------------------------------
                                                Name: Yariv Alroy
                                                Title: Co-President



                                            SHL TELEMEDICINE LTD.


                                            By: /s/ YARIV ALROY
                                                --------------------------------
                                                Name:  Yariv Alroy
                                                Title: Co-President




Dated: March 15, 2002